    Proskauer Rose LLP    1001 Pennsylvania Avenue, NW Suite 600 South    Washington, DC 20004-2533

June 26, 2020 By EDGAR U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: Anu Dubey and Jeffrey Long	William J. Tuttle Partner d +1.202.416.6860 f +1.202.416.6899 WTuttle@proskauer.com www.proskauer.com

Re:    Oaktree Strategic Income Corporation

Registration Statement on Form N-2, File No. 333-238723

Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2019 and

Definitive Proxy Statement on Schedule 14A, File No. 814-01013

Ladies and Gentlemen,

On behalf of Oaktree Strategic Income Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2, File No. 333-238723 (the “Registration Statement”), Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2019, File No. 814-01013 (the “2019 Form 10-K”), and Definitive Proxy Statement on Schedule 14A, filed with the Commission on January 13, 2020 (the “2020 Proxy Statement”) in telephone conversations on June 18, 2020 between Anu Dubey of the Staff and William J. Tuttle and Erin M. Lett of Proskauer Rose LLP, outside counsel to the Company, and on June 22, 2020 between Jeffrey Long of the Staff and William J. Tuttle. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement, 2019 Form 10-K or the 2020 Proxy Statement, as applicable.

Legal Comments

2019 Form 10-K

1.	Confirm that the prospectus supplement for any offering of common stock pursuant to the Registration Statement will include an updated Fees and Expenses Table.

Response:

The Company confirms that an updated Fees and Expenses Table will be included in the prospectus supplement for any offering of common stock pursuant to the Registration Statement.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Anu Dubey

Jeffrey Long

June 26, 2020

2.	Please include an updated table of share price data required by Item 8.5.b of Form N-2 in a pre-effective amendment to the Registration Statement.

Response:

The Company respectfully submits that, pursuant to securities offering reform for business development companies (“BDCs”), Form N-2 will be amended on August 1, 2020 to require that the share price data required by Item 8.5.b of Form N-2 be included in a BDC’s annual report on Form 10-K if the BDC intends to file a short-form shelf registration statement (with the share price data table incorporated by reference into such BDC’s shelf registration statement). In the absence of interim rules guiding the use of incorporation by reference by BDCs, as permitted by the Small Business Credit Availability Act as of March 24, 2019, the Company believed, and continues to believe, it reasonable to rely on the adopted, but not yet effective, rules. As such and due to the unlikeliness of an offering of common stock prior to August 1, 2020, the Company has not included an updated table of share price data in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”). However, consistent with industry practice, the Company intends to include an updated table of share price data in the prospectus supplement for any offering of common stock pursuant to the Registration Statement, which will provide investors in any such offering more current information than that contained in the Registration Statement.

3.

We note that the disclosure regarding the approval of the Investment Advisory Agreement on page 12 of the 2019 Form 10-K sets out the factors considered by the Company’s board of directors without disclosure of how each factor was evaluated. Please provide a more detailed description consistent with the Item 24.6.e of Form N-2.

Response:

The Company respectfully notes that Item 24.6 of Form N-2 applies to annual reports to shareholders required by Section 30(e) of the Investment Company Act and Rule 30e-1 thereunder. As a BDC, the Company is not subject to Section 30(e) of the Investment Company Act and therefore such form requirement is inapplicable.

2020 Proxy Statement

4.

We note the disclosure on page 20 of the 2020 Proxy Statement regarding reimbursement by the Company to Oaktree of the allocable portion of the compensation of the Company’s chief financial officer and chief compliance officer and their respective staffs and other non-investment professionals at Oaktree that perform duties for the Company. Please disclose the amount reimbursed by the Company to Oaktree.

Response:

The Company respectfully submits that the amount reimbursed for the fiscal year ended September 30, 2019 by the Company to Oaktree under the Administration Agreement, which includes reimbursement of the allocable portion of the costs of compensation and related expenses of its chief financial officer and chief compliance officer and their respective staffs and other non-investment professionals at Oaktree that perform duties for the Company, is disclosed on page 17 of the 2020 Proxy Statement.

Anu Dubey

Jeffrey Long

June 26, 2020

Registration Statement

5.	Please revise the third sentence in the first paragraph on the front cover to explicitly state that it is the Company’s investment objective.

Response:

As requested, the Company has revised the third sentence in the first paragraph on the front cover as follows: “Our investment objective is to generate a stable source of current income while minimizing the risk of principal loss and, to a lesser extent, capital appreciation by providing innovative first-lien financing solutions to companies across a wide variety of industries.” In the Amendment, the Company has made conforming revisions to its disclosure in the Prospectus Summary and will include similar revisions in future filings.

Prospectus Summary

6.

Please revise the Prospectus Summary to add a brief description of the principal risks related to an investment in the Company. See Guide 7 of Guidelines to Form N-2. In addition, please revise the disclosure to include risks related to the discontinuation of LIBOR and the current market conditions in light of the COVID-19 pandemic, or explain why the inclusion of such risk factors is not appropriate.

Response:

As requested, the Company has revised its disclosure to add a brief description of the principal risks related to an investment in the Company to the Prospectus Summary in the Amendment.

The Company respectfully submits that risks relating to the discontinuation of LIBOR were included in the 2019 Form 10-K under the heading “Item 1A. Risk Factors—Risks Relating to Our Business and Structure—Changes in interest rates, changes in the method for determining LIBOR and the potential replacement of LIBOR may affect our cost of capital and net investment income” and that risks relating to the effects of the COVID-19 pandemic on market conditions and otherwise are included in the Company’s quarterly report on Form 10-Q for the quarterly period ending March 31, 2020 (the “March 31, 2020 Form 10-Q”) under the heading “Item 1A. Risk Factors—Global economic, political and market conditions caused by the current public health crisis have (and in the future, could further) adversely affect our business, results of operations and financial condition and those of our portfolio companies” and “—As a result of the COVID-19 pandemic and related government actions, certain of our portfolio companies are distressed, and we have opportunistically acquired the securities and obligations of distressed companies. These and future investments in distressed companies are subject to significant risks, including lack of income, extraordinary expenses, uncertainty with respect to satisfaction of debt, lower-than-expected investment values or income potentials and resale restrictions.” Each of the 2019 Form 10-K and the March 31, 2020 Form 10-Q were incorporated by reference into the Registration Statement. The Company does not believe any modification to such risk factors are needed at this time, but continues to monitor developments related to LIBOR discontinuation and the COVID-19 pandemic and will update its risk disclosures in future filings, as appropriate.

Anu Dubey

Jeffrey Long

June 26, 2020

7.

We note the disclosure regarding the requirement that prior to January 18, 2018 the Company invest at least 80% of the value of its net assets plus borrowings for investment purposes in floating rate senior loans. Please explain why the Company considers this disclosure important enough to include in the Prospectus Summary.

Response:

As a result of Rule 35d-1 under the Investment Company Act, the Company was previously subject to the aforementioned investment requirement. However, following a name change on October 17, 2017 and provision of the notice required by Rule 35d-1, the Company was no longer subject to the investment restriction as of January 19, 2018. Because the Registration Statement included financial statements as of and for the fiscal year ended September 30, 2018, the Company had included this disclosure in the Prospectus Summary. However, given the passage of time, the Company has deleted this disclosure from the Prospectus Summary in the Amendment.

8.	If investments in “Cov-Lite” loans constitute a part of the Company’s principal investment strategy, please disclose that fact and include corresponding risk disclosure.

Response:

The Company respectfully submits that investments in “Cov-Lite” loans do not constitute part of its principal investment strategy, although the Company may from time to time invest in such loans.

9.

We note the disclosure regarding the Company investing in entities that “operate in various industries and geographical regions.” If non-U.S. investments in emerging markets are a part of the Company’s principal investment strategy, please include disclosure regarding the risks of investing in emerging markets, including risks related to the quality and availability of financial information and risks related to market closures. See SEC Chairman Jay Clayton, PCAOB Chairman William D. Duhnke III, SEC Chief Accountant Sagar Teotia, SEC Division of Corporation Finance Director William Hinman, and SEC Division of Investment Management Director Dalia Blass, Statement on Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited, dated April 21, 2020.

Response:

The Company respectfully submits that investments in emerging markets do not constitute part of its principal investment strategy.

Anu Dubey

Jeffrey Long

June 26, 2020

10.	We note the disclosure regarding the repositioning of the Company’s portfolio. Please clarify what is meant by the following terms:

•	“repositioning the portfolio”

•	“challenged”; and

•	“core private investments”.

Response:

On October 17, 2017, the Company’s investment adviser changed from Fifth Street Management LLC to Oaktree and, in connection therewith, Oaktree began the process of rotating the Company into investments that fit within Oaktree’s core strengths. As requested, the Company has clarified the disclosure in the Amendment.

11.	The Prospectus Summary provides the fair value of the Company’s portfolio as of March 31, 2020. Please provide the fair value as of a more recent date, if available.

Response:

The Company respectfully submits that it determines the fair value of its portfolio on a quarterly basis and, thus, the fair value of the Company’s portfolio is not available as of a more recent date.

12.	Please revise the disclosure on Page 2 of the Prospectus Summary to provide additional detail regarding the OCSI Glick JV, including whether it is a wholly-owned subsidiary.

Response:

As requested, the Company has revised the Prospectus Summary disclosure in the Amendment to note that the OCSI Glick JV is a joint venture through which the Company and GF Equity Funding 2014 LLC co-invest primarily in senior secured loans of middle-market companies and to provide a cross-reference to more detailed information on the OCSI Glick JV in the 2019 Form 10-K.

Anu Dubey

Jeffrey Long

June 26, 2020

13.	Confirm that the Company consolidates it wholly owned subsidiaries for purposes of determining compliance with Section 18, as modified by Section 61, of the Investment Company Act.

Response:

The Company confirms that it consolidates its wholly owned subsidiaries for purposes of determining compliance with Section 18, as modified by Section 61, of the Investment Company Act.

14.	The Prospectus Summary provides the Company’s debt to equity ratio as of March 31, 2020. Given current market conditions, please provide the ratio as of a more recent date.

Response:

As noted above, the Company determines the fair value of its portfolio on a quarterly basis. As the fair value of the Company’s investment portfolio affects the value of the Company’s equity, the Company cannot provide a debt to equity ratio as of a more recent date.

15.	Please revise the disclosure on the top of Page 3 to clarify what is meant by “control investing”. See Item 8.2.d. of Form N-2.

Response:

The Company respectfully submits that “control investing” refers to an investment approach of the Adviser, rather than the Company (which does not engage in control investing as a significant investment practice or technique). Because the requirement of Item 8.2.d. applies to the registrant (i.e., the Company), the Company believes the requirement is inapplicable.

16.

We refer to footnote 1 on page 3 of the Registration Statement. Please explain why it is appropriate for the Adviser to include a proportionate amount ($27.1 billion) of the AUM reported by DoubleLine Capital LP in its reported AUM.

Response:

The Company respectfully submits that, as disclosed, the Adviser owns a 20% interest in DoubleLine Capital LP. This ownership and the proportionate amount of the AUM reported by DoubleLine Capital LP is disclosed in the filings of the Adviser’s ultimate parent company, Oaktree Capital Group, LLC, an Exchange Act reporting company, because of the role that Oaktree and its affiliates held in the launch of DoubleLine Capital LP and to be consistent with the approach taken by Oaktree’s peers in disclosing similar investments. Oaktree and the Company believe that this presentation is not inconsistent with any applicable requirements of the federal securities laws.

Anu Dubey

Jeffrey Long

June 26, 2020

17.

Significant market events have occurred since the filing of the 2019 Form 10-K as a result of the COVID-19 pandemic. Please consider whether the disclosures, including risk factors, should be revised based on how these events may affect the Company and its investments. See Staff Statement on Importance of Delivering Timely and Material Information to Investment Company Investors, dated April 14, 2020.

Response:

The Company respectfully submits that it included updated disclosures regarding the impact of the COVID-19 pandemic on the Company and its investments and related risk factors in the March 31, 2020 Form 10-Q under the heading “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations— Business Environment and Developments” and the risk factors referenced in the response to Comment #6 above. The Company does not believe any modification to such risk factors are needed at this time, but continues to monitor developments related to the COVID-19 pandemic and will update its risk disclosures in future filings, as appropriate.

Use of Proceeds

18.	Please disclose the reasons for the expected delay in the use of proceeds. See Guide 1 of Guidelines to Form N-2.

Response:

The Company has modified its disclosure in the Amendment to be consistent with the requirements of Guide 1 of Guidelines to Form N-2.

19.	Consider whether the expected time necessary to use the proceeds of an offering should be extended given the effects of the COVID-19 pandemic on the economy and capital markets.

Response:

The Company respectfully submits that an offering would not be completed until such time as the Company requires additional capital. While it expects that, notwithstanding the COVID-19 pandemic, it will be able to use the proceeds of any potential offering within the timeframe disclosed in the Amendment, it will include in a prospectus supplement any revised timeline for the deployment of proceeds of any specific offering.

Anu Dubey

Jeffrey Long

June 26, 2020

Dividend Reinvestment Plan

20.

Please describe what shares will be used to implement the Company’s dividend reinvestment plan (“DRIP”) when shares of common stock are trading below net asset value. If newly issued shares will be used, please explain why the Company considers this appropriate.

Response:

While the DRIP affords the Company flexibility regarding how to fulfill its obligations under the DRIP when shares of its common stock are trading below net asset value, consistent with past practice, the Company intends to continue to use shares purchased on the open market in such circumstances.

21.

Please explain why the Company’s board of directors considers it appropriate to buy shares in the open market to fulfill the Company’s obligations under the DRIP if the price at which newly issued shares are to be credited does not exceed 110% of net asset value.

Response:

While the Company generally expects to use newly issued shares to fulfill its obligations under the DRIP when shares of its common stock are trading at a premium to net asset value, the DRIP allows the Company to use shares purchased in the open market when the premium is small and this flexibility could allow the Company to support the market price of its common stock and maintain a trading price above net asset value in certain circumstances. The Company respectfully submits that the DRIPs of several other BDCs include similar metrics (and, in certain instances, without reference to 110%) and that any such use of this incremental flexibility would be done in a manner consistent with applicable law at the time of payment of the applicable dividend.

22.	We note disclosure of a $15.00 transaction fee in connection with the DRIP. Please disclose this fee in the Fees and Expenses Table. See Instruction 4 to Item 3.1 of Form N-2.

Response:

The Company hereby undertakes in future filings with the Commission to disclose in the Fees and Expenses Table the $15.00 transaction fee charged by the plan administrator for the DRIP in the same manner as its peer group of BDCs.

Anu Dubey

Jeffrey Long

June 26, 2020

Plan of Distribution

23.	Please inform the Staff whether the Company intends to submit the Registration Statement to FINRA for its review prior to its effectiveness.

Response:

The Company respectfully submits that it has not yet submitted the Registration Statement to FINRA for its review of the base prospectus and does not intend to prior to effectiveness. However, the Company confirms that it will submit the Registration Statement to FINRA for its review of the base prospectus prior to any offering in which a FINRA member is expected to participate.

Description of Our Subscription Rights

24.

Please confirm that the cover page of any prospectus supplement for an offering of subscription rights will state that the offering may substantially dilute the net asset value of shares owned by stockholders who do not fully exercise their rights and that such stockholders should expect to own a smaller proportionate interest in the Company upon completion of such rights offering.

Response:

The Company confirms that any prospectus supplement for an offering of subscription rights will state that the offering may substantially dilute the net asset value of shares owned by stockholders who do not fully exercise their rights and that such stockholders should expect to own a smaller proportionate interest in the Company upon completion of such rights offering.

25.

Please revise the disclosure to note that, in connection with any offering of transferable subscription rights, the Company must comply with the conditions set forth in Association of Publicly Traded Investment Funds (pub. avail. Aug. 2, 1985) and Pilgrim Regional Bank Shares, Inc. (pub. avail. Dec. 11, 1991).

Response:

The Company respectfully submits that the Description of Our Subscription Rights section is consistent with those of the Company’s peer BDCs and simply provides a brief overview of a subscription rights offering with specific reference to the fact that the particular terms of any subscription rights offering will be described in the prospectus supplement for such offering. The Company confirms that the terms of any such offering of subscription rights would comply with the applicable requirements of the Investment Company Act. Accordingly, the Company undertakes the following with respect to any issuance of transferable subscription rights to purchase shares of the Company’s common stock at a price below the Company’s net asset value:

•	The offering will fully protect stockholders’ preemptive rights and will not discriminate among stockholders (except for the de minimis effect of not offering fractional rights);

•	The Company will use its best efforts to ensure an adequate trading market in the rights for use by stockholders who do not exercise their rights; and

•

The ratio of the offering will not exceed one new share of common stock for each three rights held, assuming that the Company issues to its stockholders one right for each outstanding share of common stock (in effect, limiting rights offerings to no more than one-third of the number of outstanding shares of common stock at the time of the rights offering).

In addition, in connection with any offering of transferable subscription rights to purchase shares of the Company’s common stock below the net asset value per share, the Company’s board of directors would determine in good faith that the offering would result in a net benefit to existing stockholders. Disclosure on the findings of the Company’s board of directors would be included in the prospectus supplement for any transferable subscription rights offering.

Anu Dubey

Jeffrey Long

June 26, 2020

Legality Opinion

26.

We note that the qualified legality opinion filed with the Registration Statement includes an assumption that there are a sufficient number shares of the Company’s common stock authorized for issuance. Please confirm that in connection with an offering of common stock or securities exchangeable for common stock pursuant to the Registration Statement, the Company will file an unqualified opinion without such assumption. See Staff Legal Bulletin No. 19.

Response:

The Company confirms that, in connection with any offering of common stock or securities exchangeable for common stock from the Registration Statement, the Company will file an unqualified opinion that excludes the assumption regarding there being a sufficient number of shares of the Company’s common stock authorized for issuance.

27.	Please file a new legality opinion that removes the assumption regarding the Company being validly existing in its jurisdiction of incorporation. See Staff Legal Bulletin No. 19 at Section II.B.1.b.

Response:

The Company respectfully submits that Section II.B.2.a. of Staff Legal Bulletin No. 19 permits the use of qualified validity opinions in connection with delayed shelf offerings under Securities Act Rule 415(a)(x), provided that an appropriately unqualified opinion is filed no later than the closing date of the offering of the securities covered by the registration statement. The Company respectfully notes that a similar approach was taken by its affiliated BDC, Oaktree Specialty Lending Corporation, with a qualified validity opinion (including an assumption regarding the Company’s valid existence in Delaware) filed on November 20, 2019 in connection with the filing of its shelf registration followed by an unqualified validity opinion filed on February 25, 2020 in connection with the closing of an offering. The Company confirms that an unqualified opinion will be filed at the time of any offering of securities under the Registration Statement.

Accounting Comments

28.	Please file a consent of Ernst & Young LLP with respect to the financial statements of the OCSI Glick JV incorporated by reference into the Registration Statement.

Response:

As requested, the Company has included with the Amendment a consent of Ernst & Young LLC with respect to the financial statements of the OCSI Glick JV incorporated by reference into the Registration Statement.

Anu Dubey

Jeffrey Long

June 26, 2020

29.

Please confirm that the fees and expenses of the OCSI Glick JV, if they exceed one basis point of average net assets of the Company, will appear in “Acquired Fund Fees and Expenses” of the Fees and Expenses Table.

Response:

As requested, in future filings, if the fees and expenses of the OCSI Glick JV exceed one basis point of average net assets of the Company, the Company will include an “Acquired Fund Fees and Expenses” line item in its Fees and Expenses table.

30.	In future financial statements, please disclose debt issuance costs in a parenthetical on the face of the Statement of Assets and Liabilities. See ASC 835-30-45.

Response:

The Company respectfully submits that all debt issuance costs incurred as of March 31, 2020 and September 30, 2020 were associated with entering into the Company’s revolving credit facilities and were presented as a separate asset on the Statement of Assets and Liabilities, which is consistent with ASC 835-30-S45-1.

31.	Please confirm that the acquisition date for restricted securities is included in the Schedule of Investments consistent with the requirements of Footnote 8 to Rule 12-12 of Regulation S-X.

Response:

The Company respectfully submits that it has not identified any restricted securities in its portfolio as of March 31, 2020 or September 30, 2019. Please note that for purposes of its review and consistent with footnote 669 to the Investment Company Reporting Modernization Final Rule, the Company has not identified as restricted securities those securities subject to Rule 144A that the Company can sell to qualified institutional buyers.

32.

Please confirm whether unitranche investments are a part of the Company’s principal investment strategy. If such investments are part of the Company’s principal investment strategy, please include disclosure regarding the risks of such investments and supplementally advise the Staff of (1) any accounting policies on co-lending arrangements, (2) how valuation procedures take into account payment prioritization/payment waterfalls, (3) the impact on calculation of interest income under the effective interest method and (4) whether any co-lenders are affiliates of the Company.

Response:

The Company confirms that unitranche investments in which there are co-lending relationships or “first-out/last-out” structures (whether through an intercreditor arrangement or otherwise) are not a part of the Company’s principal investment strategy.

33.	In future financial statements, please include in footnote 2 to Note 11 a statement that total return does not include sales load.

Response:

As requested, in future financial statements, the Company will include in footnote 2 to Note 11 a statement that total return does not include sales load.

Anu Dubey

Jeffrey Long

June 26, 2020

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com) or Erin Lett by telephone at 202.416.6829 (or by email at elett@proskauer.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:     Mel Carlisle, Oaktree Strategic Income Corporation

Mathew Pendo, Oaktree Strategic Income Corporation

Mary Gallegly, Oaktree Strategic Income Corporation

Erin Lett, Proskauer Rose LLP